UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 7)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The Eastern Company

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

276317104

(CUSIP Number)

James A. Mitarotonda

Barington Capital Group, L.P.

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 974-5700

Eric W. Kaup

Hilco Inc.

5 Revere Drive, Suite 206

Northbrook, IL 60062

(847) 274-8846

 (Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

September 10, 2015

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [   ].

 (Continued on following pages)

(Page 1 of 12 Pages)

SCHEDULE 13D
CUSIP No. 276317104	Page 2 of 12 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Equity Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	505,335
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	505,335
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
505,335

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.09%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 276317104	Page 3 of 12 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Investors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	505,335
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	505,335
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
505,335

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.09%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 276317104	Page 4 of 12 Pages

1)	NAME OF REPORTING PERSON

Barington Capital Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

7) SOLE VOTING POWER
NUMBER OF	505,335
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	505,335
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
505,335

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.09%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 276317104	Page 5 of 12 Pages

1)	NAME OF REPORTING PERSON

LNA Capital Corp.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	505,335
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	505,335
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
505,335

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.09%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 276317104	Page 6 of 12 Pages

1)	NAME OF REPORTING PERSON

James A. Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	505,464
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	505,464
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
505,464

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.09%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 276317104	Page 7 of 12 Pages

1)	NAME OF REPORTING PERSON

Hilco Inc.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

7) SOLE VOTING POWER
NUMBER OF	45,121
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	45,121
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,121

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.72%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 276317104	Page 8 of 12 Pages

1)	NAME OF REPORTING PERSON

Jeffery B. Hecktman

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	45,121
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	45,121
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,121

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.72%

14)	TYPE OF REPORTING PERSON
IN

Page 9 of 12 Pages

This Amendment No. 7 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2014, as amended by that certain Amendment No. 1 filed on February 6, 2015, Amendment No. 2 filed on February 23, 2015, Amendment No. 3 filed on March 9, 2015, Amendment No. 4 filed on March 27, 2015, Amendment No. 5 filed on April 13, 2015 and Amendment No. 6 filed on August 5, 2015 (collectively, the “Statement”), by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to the common stock, no par value (the “Common Stock”), of The Eastern Company, a Connecticut corporation (the “Company” or “Eastern”).  The principal executive offices of the Company are located at 112 Bridge Street, Naugatuck, Connecticut 06770.

Item 2.

Identity and Background.

The second paragraph of Item 2(a)-(c) of the Statement is hereby amended and restated as follows:

As of the close of business on September 11, 2015, the Reporting Entities are the beneficial owners of, in the aggregate, 550,585 shares of Common Stock, representing approximately 8.82% of the 6,245,038 shares of Common Stock reported by the Company to be issued and outstanding as of July 29, 2015 in its Form 10-Q filed with the Securities and Exchange Commission on July 31, 2015 (the “Issued and Outstanding Shares”).

Item 3.

Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Statement is hereby amended and supplemented as follows:

Since the filing of the Statement, the Reporting Entities purchased an aggregate of 63,512 shares of Common Stock. All purchases of Common Stock by the Reporting Entities were made in open market transactions. The amount of funds expended for purchases of Common Stock was approximately $1,055,486.36 by Barington Companies Equity Partners, L.P. All transactions effected since the filing of the Statement are described in the Schedule attached hereto and incorporated herein by reference. All such purchases were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 5.

Interest in Securities of the Issuer.

Items 5(a) and 5(c) of the Statement are hereby amended and restated as follows:

(a)

As of the close of business on September 11, 2015, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 505,335 shares of Common Stock, representing approximately 8.09% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 505,335 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. As the majority member of Barington Companies Investors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 505,335 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 505,335 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 505,335 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. Mr. Mitarotonda has sole voting and dispositive power with respect to the 505,335 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein. Mr. Mitartonda is also individually the beneficial owner of 129 shares of Common Stock granted to him under The Eastern Company’s Directors Fee Program, which, together with the shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., represents approximately 8.09% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 505,335 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 129 shares of Common Stock granted to him under The Eastern Company’s Directors Fee Program.

Page 10 of 12 Pages

As of the close of business on September 11, 2015, Hilco Inc. beneficially owns an aggregate of 45,121 shares of Common Stock, representing approximately 0.72% of the Issued and Outstanding Shares.  As the Chairman and Chief Executive Officer, majority stockholder and sole director of Hilco Inc., Jeffery B. Hecktman may be deemed to beneficially own the 45,121 shares of Common Stock beneficially owned by Hilco Inc.  Mr. Hecktman has sole voting and dispositive power with respect to the 45,121 shares of Common Stock beneficially owned by Hilco Inc.  Mr. Hecktman disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.  Information with respect to each Reporting Entity is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(c)

Information concerning all transactions in shares of Common Stock effected since the filing of the Statement by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, Hilco Inc. and Jeffery B. Hecktman is set forth in the Schedule attached hereto and incorporated herein by reference.

Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: September 14, 2015

BARINGTON COMPANIES EQUITY PARTNERS, L.P.

By:

Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON CAPITAL GROUP, L.P.

By:  LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

/s/ James A. Mitarotonda

James A. Mitarotonda

HILCO INC.

By:  /s/ Eric W. Kaup

Name: Eric W. Kaup

Title:   Secretary

/s/ Jeffery B. Hecktman

Jeffery B. Hecktman

Page 12 of 12 Pages

SCHEDULE

This schedule sets forth information with respect to each purchase or acquisition of Common Stock which was effectuated by a Reporting Entity since the filing of the Statement. All purchases were effectuated in the open market through a broker.

Shares purchased by Barington Companies Equity Partners, L.P.

Date	Number of Shares	Price Per Share	Cost (*)
08/20/15	42,058	$16.8	$706,574.40
09/01/15	19,958	$16.3	$325,315.40
09/10/15	1,496	$15.7731	$23,596.56

(*)     Excludes commissions and other execution-related costs.